UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            TRIDENT ROWAN GROUP, INC.
                            -------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    89614K10
                                    --------
                                 (CUSIP Number)

                             Steven A. Meetre, Esq.
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 2, 1997
                                   -----------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

The information required on the remainder of the following cover pages shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 89614K10

1        NAME OF REPORTING PERSON:    TAMARIX INVESTORS LDC
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                               (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                           [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

  NUMBER OF    7     SOLE VOTING POWER: -0-
   SHARES
BENEFICIALLY   8     SHARED VOTING POWER:  1,635,000 shares of Common Stock
  OWNED BY
    EACH       9     SOLE DISPOSITIVE POWER: -0-
  REPORTING
 PERSON WITH   10    SHARED DISPOSITIVE POWER: 1,635,000 shares of Common Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:  1,635,000 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.7% on a fully diluted basis

14       TYPE OF REPORTING PERSON:  CO

CUSIP No. 89614K10

1        NAME OF REPORTING PERSON:    CENTAURUS MANAGEMENT, LDC
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [x]
                                                                   (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS: WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                           [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

  NUMBER OF    7    SOLE VOTING POWER: 1,250,000 shares of Common Stock
   SHARES
BENEFICIALLY   8     SHARED VOTING POWER:  2,885,000 shares of Common Stock
  OWNED BY
    EACH       9     SOLE DISPOSITIVE POWER: 1,250,000 shares of Common Stock
  REPORTING
 PERSON WITH   10    SHARED DISPOSITIVE POWER:  2,885,000 shares of Common Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 2,885,000 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.1% on a fully diluted basis

14       TYPE OF REPORTING PERSON:  CO

CUSIP No. 89614K10

1        NAME OF REPORTING PERSON:    IXION, LDC
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [x]
                                                                   (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS: WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                           [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

  NUMBER OF    7    SOLE VOTING POWER: -0-
   SHARES
BENEFICIALLY   8     SHARED VOTING POWER:  2,885,000 shares of Common Stock
  OWNED BY
    EACH       9     SOLE DISPOSITIVE POWER: -0-
  REPORTING
 PERSON WITH   10    SHARED DISPOSITIVE POWER: 2,885,000 shares of Common Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 2,885,000 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.1% on a fully diluted basis

14       TYPE OF REPORTING PERSON:  CO

CUSIP No. 89614K10

1        NAME OF REPORTING PERSON:    AZZURRA, INC.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [x]
                                                                   (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS: WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                           [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

  NUMBER OF    7    SOLE VOTING POWER: -0-
   SHARES
BENEFICIALLY   8     SHARED VOTING POWER:  2,885,000 shares of Common Stock
  OWNED BY
    EACH       9     SOLE DISPOSITIVE POWER: -0-
  REPORTING
 PERSON WITH   10    SHARED DISPOSITIVE POWER: 2,885,000 shares of Common Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 2,885,000 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.1% on a fully diluted basis

14       TYPE OF REPORTING PERSON:  CO

CUSIP No. 89614K10

1        NAME OF REPORTING PERSON:    MARK HAUSER
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [x]
                                                                   (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                           [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF        7     SOLE VOTING POWER: -0-
   SHARES
BENEFICIALLY       8     SHARED VOTING POWER:  2,885,000 shares of Common Stock
  OWNED BY
    EACH           9     SOLE DISPOSITIVE POWER: -0-
  REPORTING
 PERSON WITH       10    SHARED DISPOSITIVE POWER: 2,885,000 shares of Common
                         Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:  2,885,000 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.1% on a fully diluted basis

14       TYPE OF REPORTING PERSON: IN

CUSIP No. 89614K10

1        NAME OF REPORTING PERSON:    EMANUEL ARBIB
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [x]
                                                                   (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                           [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: United Kingdom

  NUMBER OF      7     SOLE VOTING POWER: -0-
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER:  2,885,000 shares of Common Stock
  OWNED BY
    EACH         9     SOLE DISPOSITIVE POWER: -0-
  REPORTING
 PERSON WITH     10    SHARED DISPOSITIVE POWER:  2,885,000 shares of Common
                       Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 2,885,000 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.1% on a fully diluted basis

14       TYPE OF REPORTING PERSON: IN

CUSIP No. 89614K10

1        NAME OF REPORTING PERSON:    GIANNI BULGARI
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [x]
                                                                   (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                           [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: Monaco

  NUMBER OF      7     SOLE VOTING POWER: -0-
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER:  2,885,000 shares of Common Stock
  OWNED BY
    EACH         9     SOLE DISPOSITIVE POWER: -0-
  REPORTING
 PERSON WITH     10    SHARED DISPOSITIVE POWER:  2,885,000 shares of Common
                       Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 2,885,000 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.1% on a fully diluted basis

14       TYPE OF REPORTING PERSON: IN

CUSIP No. 89614K10

1        NAME OF REPORTING GROUP:    TAMARIX INVESTORS LDC
                                     CENTAURUS MANAGEMENT, LDC
                                     AZZURRA, INC.
                                     IXION, LDC
                                     MARK HAUSER
                                     EMANUEL ARBIB
                                     GIANNI BULGARI
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [x]
                                                                   (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS: WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                            [ ]
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

  NUMBER OF      7     SOLE VOTING POWER: -0-
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER:  2,885,000 shares of Common Stock
  OWNED BY
    EACH         9     SOLE DISPOSITIVE POWER: -0-
  REPORTING
 PERSON WITH     10    SHARED DISPOSITIVE POWER:2,885,000 shares of Common Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:  2,885,000 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.1% on a fully diluted basis

14       TYPE OF REPORTING PERSON:  CO, IN

Item 1.  Security and Issuer.

     The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share (the "Common Stock") of Trident Rowan Group, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at Two Worlds Fair Drive, Franklin Township, Somerset, N.J. 08873

Item 2.  Identity and Background.

     This Statement is being filed on behalf of (i) Tamarix Investors LDC, a limited duration company formed under the laws of the Cayman Islands ("Tamarix"); (ii) Centaurus Management, LDC, a limited duration company formed under the laws of the Cayman Islands ("Centaurus"); (iii) Azzurra, Inc., a Delaware corporation ("Azzurra"); Ixion, LDC, a limited duration company formed under the laws of the Cayman Islands ("Ixion"); Mark Hauser, an officer and director of Tamarix and Centaurus and the sole director of Azzurra; (iv) Emanuel Arbib, an officer and director of Tamarix and Centaurus and a director of Ixion; and Gianni Bulgari, a director of Ixion.

     Tamarix has a business address of Mees Pierson Fund Services (Bahamas) Limited, Windermere House, 404 East Bay Street, Nassau, Bahamas. Tamarix is a private investment company formed for the purpose of investing in and holding securities.

     The following is information concerning each executive officer or director of Tamarix:

1.       Name:             Mark Hauser
         Position:         Chairman and Director
         Present Principal Occupation:
                           Managing Director of Tamarix Capital  Corporation,  a
                           New York-based merchant and investment banking firm.
         Address:          Mees Pierson Fund Services (Bahamas) Limited
                           Windermere House
                           404 East Bay Street
                           Nassau, Bahamas
         Citizenship:      U.S.

2.       Name:             Emanuel Arbib
         Position:         President, Secretary and Director
         Present Principal Occupation:
                           Managing  Director  of Capital  Management  Ltd.,  an
                           international  money management firm based in Jersey,
                           Channel Islands
         Address:          Mees Pierson Fund Services (Bahamas) Limited
                           Windermere House
                           404 East Bay Street
                           Nassau, Bahamas
         Citizenship:      United Kingdom

     During the past five years, neither Tamarix nor (to the best knowledge of Tamarix) any of its executive officers or directors listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction, as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or Cayman Islands, securities laws, or finding any violation with respect to such laws.

     Centaurus has a business address of Mees Pierson Fund Services (Bahamas) Limited, Windermere House, 404 East Bay Street, Nassau, Bahamas. The principal business of Centaurus is managing the investments of Tamarix. Centaurus is 50% owned by Azzurra, Inc., a corporation formed under the laws of the State of Delaware ("Azzurra"), and 50% owned by Ixion, LDC, a limited duration company formed under the laws of the Cayman Islands ("Ixion").

     The following is information concerning each executive officer or director of Centaurus:

1.       Name:             Mark Hauser
         Position:         Chairman and Director
         Present Principal Occupation:
                           Managing Director of Tamarix Capital  Corporation,  a
                           New York-based merchant and investment banking firm.
         Address:          Mees Pierson Fund Services (Bahamas) Limited
                           Windermere House
                           404 East Bay Street
                           Nassau, Bahamas
         Citizenship:      U.S.

2.       Name:             Emanuel M. Arbib
         Position:         President, Secretary and Director
         Present Principal Occupation:
                           Managing  Director  of Capital  Management  Ltd.,  an
                           international  money management firm based in Jersey,
                           Channel Islands
         Address:          Mees Pierson Fund Services (Bahamas) Limited
                           Windermere House
                           404 East Bay Street
                           Nassau, Bahamas
         Citizenship:      United Kingdom

     The following is information concerning each executive officer or director of Azzurra, Inc.:

1.       Name:             Mark Hauser
         Position:         Chairman and Director

         Present Principal Occupation:
                           Managing Director of Tamarix Capital  Corporation,  a
                           New York-based merchant and investment banking firm.
         Address:          c/o Tamarix Capital Corporation
                           444 Madison Avenue, 38th Floor
                           New York, New York 10022
         Citizenship:      U.S.

     The following is information concerning each executive officer or director of Ixion:

1.       Name:             Gianni Bulgari
         Position:         Chairman and Director
         Present Principal Occupation:
                           Entrepreneur
         Address:          Gruppo G.B. Bulgari
                           via M. Mercati, 17A
                           00187 Rome
                           Italy
         Citizenship:      Monaco

2.       Name:             Emanuel Arbib
         Position:         President, Secretary and Director
         Present Principal Occupation:
                           Managing  Director  of Capital  Management  Ltd.,  an
                           international  money management firm based in Jersey,
                           Channel Islands
         Address:          c/o Capital Management Ltd.
                           4 Hill Street
                           London W1X 7FU
         Citizenship:      United Kingdom

     During the past five years, neither Centaurus nor (to the best knowledge of Centaurus) any of its executive officers or directors listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction, as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or Cayman Islands, securities laws, or finding any violation with respect to such laws.

     During the past five years, neither Ixion nor (to the best knowledge of Ixion) any of its executive officers or directors listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction, as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or Cayman Islands, securities laws, or finding any violation with respect to such laws.

     During the past five years, neither Azzurra nor (to the best knowledge of Azzurra) any of its executive officers or directors listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction, as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The funds used in making the purchase of the securities of the Issuer were raised in a private placement of securities of Tamarix. Subscriptions for U.S. $7,000,000 were received in the private placement.

Item 4. Purpose of Transaction.

     The purpose of the acquisition of the securities of the Issuer is to invest in the Issuer with the goal of realizing capital appreciation and income and to create opportunities for future business combinations for the entities and persons subject to this Statement.

     Pursuant to an Inducement Agreement between Tamarix and the Issuer dated April 8, 1997 as amended May 2, 1997 (collectively, the "Inducement Agreement") the Issuer agreed to take certain actions in order to induce Tamarix to invest in the Common Stock of the Issuer.

     Pursuant to the Inducement Agreement, the Issuer agreed that, acting through its Board of Directors (the "Board"), it will facilitate the closing and the performance of the Agreement to Purchase Common Stock between Tamarix and Finprogetti S.p.A. ("Finprogetti") dated March 7, 1997 as amended May 2, 1997 (collectively, the "Purchase Agreement") under which Tamarix contracted to purchase from Finprogetti: (i) 900,000 shares of Common Stock at a price of $7.75 per share on May 2, 1997 (the "Closing Date"); (ii) a one year call option to acquire 100,000 shares of Common Stock at a price of $7.75 per share at any time following the Closing Date pursuant to an escrow agency arrangement (see
Item 7, Exhibit Nos. 1, 2 and 3 hereof); and (iii) a two year call option to acquire 635,000 shares of Common Stock at a price of $7.50 per share at any time following the Closing Date (the Common Stock purchased together with the options, the "Finprogetti Shares"). Tamarix granted to Finprogetti a one year put option on the 735,000 shares of Common Stock subject to the options exercisable beginning May 2, 1998 at a price of $7.50 per share. In addition, on the Closing Date, an irrevocable written proxy to vote the 735,000 shares of Common Stock subject to the options was issued to Tamarix by Finprogetti.


     Pursuant to the Inducement Agreement, and subject to shareholder approval where applicable under state law, the Issuer's Board will amend the Issuer's By-Laws, effective on the Closing Date, to effect the following:

(i) limit the size of the Issuer's Board to no more than eleven (11) Directors so long as Finprogetti will not have sold to Tamarix all of the Finprogetti Shares, and to limit the size of the Issuer's Board to no more than ten (10) Directors immediately after Finprogetti will have sold to Tamarix all of the Finprogetti Shares;

(ii) provide that all of the Issuer's  Directors,  including those Directors now
serving   on  the  Board  who  will  be   elected  to  serve  on  the  Board  as
re-constituted, will serve for staggered, three-year terms;

(iii) give Tamarix, so long as it will own one million or more shares of Common Stock, the power to nominate a Director who will be the Chairman of the Board and who will serve in the 1998 class year, a Director who will serve in the 1999 class year, and a Director who will serve in the 2000 class year; to give Tamarix, so long as it will own at least 500,000 but not more than 999,999 shares of Common Stock, the power to nominate a Director who will be the Chairman of the Board and who will serve in the 1998 class year, and a Director who will serve in the 1999 class year; and to give Tamarix, so long as it will own at least 300,000 but not more than 499,999 shares of Common Stock, the power to nominate a Director who will serve in the 1998 Class Year;

(iv)  provide for no fewer than three independent Directors;

(v) provide for a five-member Executive Committee of the Board, which will include the Chairman of the Board or a Director whom he designates, the Chief Executive Officer, one Director nominated by Tamarix, one independent Director, and one Director who lives and is employed in Italy, and which will have the power to take the following actions among others: to direct the day-to-day business activities of the Issuer which are within budget and operating guidelines prescribed by the Board and which are not matters which require action by the shareholders of the Issuer (the "Shareholders");

(vi) provide that all actions requiring the vote of the Board of Directors will be taken by the vote of a majority of the Directors (for example, by the affirmative vote of six Directors so long as there will be eleven Directors), and

(vii) provide that the By-Laws of the Issuer as amended will not be further amended, in whole or in part, without the written consent of Tamarix so long as Tamarix will own at least 7.5% of the issued and outstanding shares of Common Stock.

     Pursuant to the Inducement Agreement, the Issuer's Board will elect the following persons to position of Director: Mr. Mark Hauser, Mr. Emanuel Arbib, and Mr. William Spier.

     Pursuant to the Inducement Agreement, the Issuer further agreed: (i) to resolve to not recommend to the Shareholders, and oppose, any amendments to the certificate of incorporation of the Issuer without the written consent of Tamarix, so long as Tamarix will own at least 7.5% of the issued and outstanding shares of common stock of the Issuer; and (ii) to call a meeting of the Shareholders to be held no later than 15 July 1997 and to recommend to the Shareholders that the certificate of incorporation be amended to implement and ratify the actions discussed above.

     On or before the Closing Date the Issuer agreed to take those actions described in the Purchase Agreement, including the following: (i) to undertake to secure the agreement of Howard E. Chase, Mario Tozzi-Condivi, and Albino Collini to cancel a one page voting agreement dated July 1995 which they entered with Finprogetti; and (ii) provide or secure the consents necessary under the 17 July 1995 acquisition agreement with Finprogetti to permit Finprogetti to sell the Finprogetti Shares to Tamarix and to grant its proxy to Tamarix under the Purchase Agreement.

     Pursuant to the Inducement Agreement, the Issuer further agreed to the following:

(i) that from the date of the Inducement Agreement it will not incur any additional debts except in the ordinary course of its business, or issue warrants, shares or convertible securities beyond those warrants, shares and securities which are currently outstanding or which are the subject of the Securities and Exchange Commission registration statement which is now pending (the "Offering"), or which the Issuer has advised Tamarix that it intends to incur or to issue, prior to the Closing Date of the purchase of the Finprogetti Shares;

(ii) that upon execution of the Inducement Agreement and the Purchase Agreement, as an inducement for Tamarix to enter into a lockup agreement required by the Issuer's underwriters in the Offering, the Issuer will issue to Centaurus warrants to purchase 1,250,000 shares of Common Stock (the "Centaurus Warrants"), effective on the Closing Date and exercisable at any time for three years from the Closing Date, at the price of the shares of the Common Stock effective in the Offering. The transfer of the Centaurus Warrants by Centaurus will be limited to: the Members of Centaurus; the shareholder(s) of any Members of Centaurus; Tamarix; the shareholders of Tamarix, and such other transferees the transfer to whom will be consented to by the Issuer, such consent being not unreasonably withheld. In the event that the registration statement for the Offering has not become effective by 30 May 1997, the exercise price for the Centaurus Warrants will be the average closing sales price of a share of the Common Stock as reported by NASD Consolidated Transactions for the 21 business days immediately following 30 May 1997;

(iii) that the Finprogetti Shares and the Centaurus Warrants will be registered as part of the Offering, but in no event later than three months from the Closing Date. Upon completion of the Offering, based on the information contained in the Offering prospectus, the Issuer will have 5,152,540 Shares of Common Stock issued and outstanding. Such amount does not include the 1,250,000 shares of Common Stock underlying the Centaurus Warrants;

(iv) in the event that a majority of the Board of Directors of the Issuer's subsidiary, Moto Guzzi Corp., will be elected by the holders of the convertible preferred shares currently outstanding, one of the remaining Directors of Moto Guzzi Corp. will be a person who was nominated as a Director of the Issuer by Tamarix.

     Tamarix and Centaurus anticipate that the Issuer may in the future merge with or acquire other entities.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b). Tamarix is the beneficial owner of 1,635,000 shares of Common Stock (the "Tamarix Shares"). Accordingly, Tamarix will beneficially own 31.7% of the Common Stock on a fully diluted basis upon completion of the Offering (based on the Issuer having 5,152,540 shares of Common Stock issued and outstanding upon completion of the Offering). In the Articles of Association of Tamarix Investors LDC, Centaurus is given the authority to vote and dispose of the Tamarix Shares. Tamarix thus shares the power to direct the vote and the disposition of the Tamarix Shares with Centaurus.

     Centaurus is the beneficial owner of 2,885,000 shares of Common Stock based on Centaurus's power to direct the vote and the disposition of the Centaurus Warrants and to direct the vote and the disposition of the Tamarix Shares as manager of Tamarix. Accordingly, Centaurus will beneficially own 45.1% of the Common Stock on a fully diluted basis upon completion of the Offering (based on the Issuer being deemed to have 6,402,540 shares of Common Stock issued and outstanding upon completion of the Offering). Centaurus has the sole power to vote and to dispose of the Centaurus Warrants, and shares the power to vote and dispose of the Tamarix Shares with Tamarix.

     Azzurra is the beneficial owner of 2,885,000 shares of Common Stock (the "Azzurra Shares") based on Azzurra's power to direct the vote and the disposition of the Tamarix Shares and the Centaurus Warrants. Accordingly, Azzurra will beneficially own 45.1% of the Common Stock on a fully diluted basis upon completion of the Offering (based on the Issuer being deemed to have 6,402,540 shares of Common Stock issued and outstanding upon completion of the Offering). Azzurra shares the power to vote and dispose of the Azzurra Shares.

     Ixion is the beneficial owner of 2,885,000 shares of Common Stock (the "Ixion Shares") based on Ixion's power to direct the vote and the disposition of the Tamarix Shares and the Centaurus Warrants. Accordingly, Ixion will beneficially own 45.1% of the Common Stock on a fully diluted basis upon completion of the Offering (based on the Issuer being deemed to have 6,402,540 shares of Common Stock issued and outstanding upon completion of the Offering). Ixion shares the power to vote and dispose of the Ixion Shares.

     Mr. Hauser is the beneficial owner of 2,885,000 shares of Common Stock (the "Hauser Shares") by virtue of his power as a Director of Tamarix and Centaurus to direct the vote and the disposition of the Tamarix Shares and the Centaurus Warrants. Accordingly, Mr. Hauser will beneficially own 45.1% of the Common Stock on a fully diluted basis upon completion of the Offering (based on the Issuer being deemed to have 6,402,540 shares of Common Stock issued and outstanding upon completion of the Offering). Mr. Hauser shares the power to vote and dispose of the Hauser Shares.

     Mr. Arbib is the beneficial owner of 2,885,000 shares of Common Stock (the "Arbib Shares") by virtue of his power as a Director of Tamarix and Ixion to direct the vote and the disposition of the Tamarix Shares and the Centaurus Warrants. Accordingly, Mr. Arbib will beneficially own 45.1% of the Common Stock on a fully diluted basis upon completion of the Offering (based on the Issuer having 6,402,540 shares of Common Stock issued and outstanding upon completion of the Offering). Mr. Arbib shares the power to vote and dispose of the Arbib Shares.

     Mr. Bulgari is the beneficial owner of 2,885,000 shares of Common Stock (the "Bulgari Shares") by virtue of his power as a Director of Ixion to direct the vote and the disposition of the Tamarix Shares and the Centaurus Warrants. Accordingly, Mr. Bulgari will beneficially own 45.1% of the Common Stock on a fully diluted basis upon completion of the Offering (based on the Issuer being deemed to have 6,402,540 shares of Common Stock issued and outstanding upon completion of the Offering). Mr. Bulgari shares the power to vote and dispose of the Bulgari Shares.

     Tamarix, Centaurus, Azzurra, Ixion, Mr. Hauser, Mr. Arbib and Mr. Bulgari as a Group (the "Group") as such term is defined in 17 CFR ss. 240.13d-5(b)(1) are the beneficial owners of 2,885,000 shares of Common Stock (the "Group Shares"). The Group Shares include the Finprogetti Shares and the Centaurus Warrants. Accordingly, the Group will beneficially own 45.1% of the Common Stock on a fully diluted basis upon completion of the Offering (based on the Issuer being deemed to have 6,402,540 shares of Common Stock issued and outstanding upon completion of the Offering).

     (c) Apart from the acquisitions of Common Stock described in this Statement, none of Tamarix, Centaurus, Azzurra, Ixion, Mr. Hauser, Mr. Arbib and Mr. Bulgari has effected any transactions in the Common Stock of the Issuer since March 2, 1997.

     (d) Reference is made to Items 4, 5 and 6 of this Statement.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the Purchase Agreement, Tamarix contracted to purchase 1,635,000 shares of Common Stock from Finprogetti. The purchase price for the first 900,000 shares was $7.75 per share, for which Tamarix paid in cash on the Closing Date. Pursuant to the Purchase Agreement, Tamarix also contracted to purchase from Finprogetti: (i) a one year call option to acquire 100,000 shares of Common Stock at a price of $7.75 per share pursuant to an escrow agency arrangement (see Item 7, Exhibit Nos. 1, 2 and 3 hereof); and (ii) a two year call option to acquire 635,000 shares of Common Stock at a price of $7.50 per share at any time following the Closing Date. Finprogetti will be granted a one year put option to sell the 735,000 shares of Common Stock to Tamarix exercisable beginning May 2, 1998 at a price of $7.50 per share. On the Closing Date, an irrevocable written proxy to vote the 735,000 shares of Common Stock subject to the put and call options was issued to Tamarix by Finprogetti.

     The Inducement Agreement provides that the Issuer will issue to Centaurus warrants to purchase 1,250,000 shares of Common Stock effective on the Closing Date and exercisable at any time for three years from the Closing Date, at the price of the shares of the Common Stock effective in the Offering. The Inducement Agreement is discussed in greater detail in Item 4 of this Statement.


Item 7.  Material to be Filed as Exhibits.

     Exhibit No.

       1      -      Agreement to Purchase Common Stock between Tamarix
                     and Finprogetti dated March 7, 1997

       2      -      Amendment to Agreement to Purchase Common Stock
                     dated May 2, 1997

       3      -      Escrow Agreement among Tamarix, Finprogetti, Howard E.
                     Chase and Fabrizio Donati dated May 2, 1997

       4      -      Assignment and Assumption Agreement between Tamarix
                     Investors Ltd. and Tamarix Investors LDC dated April 24,
                     1997

       5      -      Inducement Agreement between Tamarix and the Issuer
                     dated April 8, 1997

       6      -      Amendment to Inducement Agreement dated May 2, 1997

       7      -      Excerpt of the Articles of Association of Tamarix Investors
                     LDC relating to Centaurus's authority to vote and dispose of the Tamarix Shares

       8      -      Agreement Among Tamarix, Centaurus, Azzurra, Ixion,
                     Mark Hauser, Emanuel Arbib and Gianni Bulgari Consenting to Joint Filing of Schedule 13D dated May 8, 1997

                                    SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 12, 1997

                                            TAMARIX INVESTORS LDC

                                            By:/s/ Mark Hauser
                                               ---------------
                                                Chairman

                                            CENTAURUS MANAGEMENT, LDC

                                            By:/s/ Mark Hauser
                                               ---------------
                                                Director

                                            AZZURRA, INC.

                                            By:/s/ Mark Hauser
                                               ---------------
                                                Chairman

                                            IXION, LDC

                                            By:/s/ Emanuel Arbib
                                               -----------------
                                                Director

                                            MARK HAUSER

                                            By:/s/ Mark Hauser
                                               ---------------

                                            EMANUEL ARBIB

                                            By:/s/ Emanuel Arbib
                                               -----------------

                                            GIANNI BULGARI

                                            By:/s/ Gianni Bulgari
                                               ------------------